

Mail Stop 3030

April 30, 2010

Via U S Mail and FAX [(817)568-6933]

Richard J. Croarkin
Senior Vice President, Finance and Chief Financial Officer
Alcon, Inc.
Bosch 69
Post Office Box 62
Hunenberg, Switzerland

> **Re: Alcon, Inc.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed on March 16, 2010**
> **File No. 001-31269**

Dear Mr. Croarkin:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2009

Item 5. Operating and Financial Review and Prospects, page 56

Novartis Transaction, page 57

1.   You disclose that consummation of the Novartis transaction would trigger change in
       control provisions with respect to certain share-based payment and retirement plans.
       Please quantify for us the expected impact of charges and accelerated payments that
       would occur in the period of effectiveness of the change in control; and, if expected to be
       material, please tell us how you concluded that you should not supplement the narrative
       with quantified disclosure of the expected amounts of the charges and accelerated
       payments.

Item 18. Financial Statements, page 152

Note 3. Supplemental Balance Sheet Information, page F-15

2.   We see that cash and cash equivalents consist of interest bearing deposits and repurchase
       agreements. With respect to repurchase agreements, please respond to the following:

       •   Describe to us in detail your repurchase agreement transactions, the business
           purpose of the transactions and your accounting for those transactions. As you
           appear to be referring to securities held for short periods of time that you include
           in cash equivalents, tell us whether these assets represent securities serving as
           collateral under short-term purchases of securities under agreements to resell (i.e.,
           reverse repurchase agreements) and of which you had obtained control or taken
           possession.

       •   Tell us the impact of such transactions on your financial statements as of the date
           of each balance sheet presented in your Form 10-K and for the last three fiscal
           years then ended.

       •   For reverse repurchase agreements, describe to us the nature of the assets that you
           receive as collateral for your advances and explain to us how you evaluate the
           value and liquidity of the underlying collateral and how you account for the
           collateral during the arrangement.

- For repurchase agreements, if any, describe to us the securities you put up as collateral for your borrowings and how you account for the collateral during the arrangement. Tell us whether you account for any of these arrangements as sales for accounting purposes and if so, cite the accounting guidance that supports that treatment.

- Provide us the calculations on which you based your conclusion that the disclosures required by Rule 4-08(m)(1) and 4-08(m)(2) of Regulation S-X were not required in your filings or supplementally provide us with the disclosure.

Note 5. Financial Instruments, page F-21

Fair Value by Category, page F-23

3.   Please tell us why you believe it is appropriate to exclude cash equivalents from disclosures provided pursuant to FASB ASC 820-10-50. In that regard, please tell us whether investment securities included in cash equivalents are considered held to maturity, available for sale or held for trading.

Note 16. Pension and Postretirement Benefits, page F-43

4.   Please tell us how you considered the guidance from FASB ASC 715-20-50-4 in concluding that it is appropriate to combine the disclosures for your foreign and domestic retirement benefit plans.

5.   Under Weighted Average Assumptions as of December 31, please tell us how you applied the guidance from FASB ASC 715-20-50-1k. In that regard, it appears that you should present both (1) the assumptions used to determine the benefit obligation and (2) the assumptions used to determine net benefit cost.

Note 18. Commitments and Contingencies, page F-51

6.   We refer to the paragraph on page F-58 addressing the contingency regarding the expedited return of assets held by Lehman. Tell us the amount of the assets involved and the potential period of exposure.

Item 15. Controls and Procedures, page 147

7.   We note your disclosure in the second paragraph in this section that disclosure controls and procedures provide reasonable assurance that information is "recorded, processed, summarized and reported." In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. *See* Exchange Act Rule 13a-15(e).

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments and the requested information.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

   · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Richard J. Croarkin

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or Geoffrey Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

Gary R. Todd
Reviewing Accountant